FIRST AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of the 22nd day of February, 2017, to the Investment Advisory Agreement, dated as of May 21, 2014 (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Muhlenkamp & Company, Inc., a Pennsylvania corporation (“Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to amend the investment advisory fees payable to the Adviser; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, effective February 28, 2017.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ James R. Arnold
Name:	James R. Arnold
Title:	President and Principal Executive Officer

MUHLKENKAMP & COMPANY, INC.:

By:	/s/ Anthony W. Muhlenkamp
Name:	Anthony W. Muhlenkamp
Title:	President and Chief Compliance Officer

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Muhlenkamp Fund	First $300 million	1.00%
	Next $200 million	0.95%
	Over $500 million	0.90%